2001 ROSS AVENUE DALLAS, TEXAS 75201-2980 214.953.6500 FAX 214.953.6503	AUSTIN BAKU DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK RIYADH WASHINGTON

Sarah M. Rechter (214) 953-6419 FAX (214) 661-4419 sarah.rechter@bakerbotts.com
October 6, 2005
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Room 4561
Washington, D.C. 20549

Re:	Zix Corporation
Registration Statement on Form S-3 filed September 8, 2005
File No. 333-128186

Form 10-K for the year ended December 31, 2004
Form 8-K filed August 9, 2005
Schedule 14A filed September 8, 2005
File No. 0-17995
Ladies and Gentlemen:
     As legal counsel for, and on behalf of Zix Corporation (the “Company”), we are providing this letter in response to the Commission’s letter of comment to the Company dated September 22, 2005 and to provide further information regarding the changes, as previously described in our letter of September 28, 2005, that are incorporated in Pre-Effective Amendment No. 1 to the above-referenced Registration Statement (“Amendment No. 1”), which has been filed with the Commission via EDGAR simultaneously with this response. The numbering below corresponds to the numbering used in the comment letter. In addition, we have today forwarded, by way of overnight delivery, five marked copies of Amendment No. 1, c/o Daniel Lee, for the convenience of the Staff.
General
3.	COMMENT:

Please disclose the natural persons who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling shareholders that are non-reporting entities. We note that certain selling shareholders, such as Alpha Capital, Amulet Limited, Heartland Value Plus Fund and Sapphire Capital Partners, do not have such required disclosure. Please see Interpretation I.60 of our July 1997 Manual of

Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

RESPONSE:

As previously reported in our letter of September 28, 2005, the Company has contacted the selling shareholders identified by the Staff to obtain the requested information and has added such information into the selling stockholder table included in Amendment No. 1. In particular, the Company has been advised of information regarding the natural persons who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by each of Alpha Capital AG (footnote 2 on page 13 of Amendment No. 1) and Sapphire Capital Partners (footnote 27 on page 15 of Amendment No. 1). With respect to Heartland Value Plus Fund, representatives of the fund have provided information regarding the management of the fund (footnote 14 on page 14 of Amendment No. 1). With respect to Amulet Limited, information has been revised in Amendment No. 1 (footnote 3 on page 13) to reflect that Nicolas Maounis is the natural person who exercises voting and/or dispositive power over the securities to be offered for resale by Amulet Limited in his capacity as the managing member of Amaranth Advisors L.L.C.

4.	COMMENT:

Please confirm that all selling shareholders that are registered broker-dealers have been disclosed as such. With respect to each selling shareholder that is a registered broker-dealer, please identify such registered broker-dealer as an underwriter in your disclosure, unless the shares were acquired as transaction-based compensation for investment-banking services. Provide a description of the investment-banking services and the manner in which the compensation for the services was computed, as applicable. We note your disclosure on page 11 of your filing with respect to C.E. Unterberg, Towbin LLC. Please revise such disclosure to address this comment.

RESPONSE:

As previously reported in our letter of September 28, 2005, at the closing of the Securities Purchase Agreement, all Purchasers were required to provide the Company with a questionnaire (the “Registration Statement Questionnaire”) disclosing, among other things, whether such Purchasers are broker-dealers. Pursuant to Section 4(l) of the Securities Purchase Agreement, each Purchaser represented that the answers contained in its Registration Statement Questionnaire were true and complete as of the date of the Securities Purchase Agreement. In addition, the Company also requested that C.E. Unterberg, Towbin LLC (“CEUT”) (which received warrants in connection with the transaction) provide such questionnaires to the Company. Accordingly, the Company, based upon such questionnaires, confirms that all selling shareholders that are registered broker-dealers have been disclosed as such.

There are two selling shareholders identified as broker-dealers in the Registration Statement: CEUT and Mr. Kayvan Karoon. The warrants acquired (or to be acquired) by CEUT were acquired as transaction-based compensation for investment-banking services rendered to the Company. CEUT served as the placement agent for the private placement transaction. The warrants issued (or to be issued) to CEUT were computed as 2% of the common stock equivalents issued in the PIPE transaction (excluding certain common stock equivalents issued to directors, officers and certain other Purchasers). With respect to Mr. Karoon, the warrants were acquired as transaction-based compensation from certain of the Purchasers pursuant to arrangements with those Purchasers. Amendment No. 1 has been revised to include additional information regarding these matters (footnotes 8 and 19 on pages 13 and 14, respectively).

5.	COMMENT:

Please confirm that all selling shareholders that are affiliates of registered broker-dealers have been disclosed as such. We note that JMG Capital Partners and JMG Triton Offshore Fund may be affiliates of registered broker-dealers. With respect to each selling shareholder that is an affiliate of a registered broker-dealer, please expand the prospectus disclosure to indicate whether such selling shareholder acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition such selling shareholder had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

RESPONSE:

As previously reported in our letter of September 28, 2005, at the closing of the Securities Purchase Agreement, all Purchasers were required to provide the Company with a Registration Statement Questionnaire disclosing, among other things, whether the selling shareholder was an affiliate of a broker-dealer. Pursuant to Section 4(l) of the Securities Purchase Agreement, each Purchaser represented that the answers contained in its Registration Statement Questionnaire were true and complete as of the date of the Securities Purchase Agreement. With respect to JMG Capital Partners and JMG Triton Offshore Fund particularly, each such selling shareholder represented to the Company that it was not an affiliate of a broker-dealer. In response to the Staff’s comment, the Company has subsequently contacted a representative of JMG Capital Partners and JMG Triton Offshore Fund and reconfirmed that neither of such selling shareholders is an affiliate of a broker-dealer. Therefore, the Company confirms that all selling shareholders that are affiliates of registered broker-dealers (as represented to the Company) have been disclosed as such.

Pursuant to Section 4(e) of the Securities Purchase Agreement, each Purchaser represented to the Company that (i) the purchased securities were being acquired for investment for the Purchaser’s own account, not as a nominee or agent, in the ordinary course of business, and not with a view to the public resale or distribution thereof and (ii) such Purchaser did not have any agreement or understanding, direct or indirect, with any other person to sell or otherwise distribute the purchased securities. Amendment No. 1 has been appropriately revised to reflect these representations (page 11).
Opinion of Ronald A. Woessner, Esq.
6.	COMMENT:

We note counsel’s opinion with respect to the validity of certain shares that are potentially issuable being contingent upon the shareholder approval and the exercise of warrants. It appears to be the case, however, that the validity of (1) 4,201,544 of such shares are contingent solely upon the receipt of shareholder approval and (2) 2,079,767 of such shares are contingent solely upon the exercise of warrants already issued. Please revise as appropriate.

RESPONSE:

The opinion of Ronald A. Woessner, Esq. (filed as Exhibit 5.1 to Amendment No. 1) has been modified to address this comment. Please note that the number of shares to be issued upon exercise of warrants includes the warrants issued to CEUT.
Form 8-K filed August 9, 2005, as amended
8.	COMMENT:

We note your filing of the securities purchase agreement as exhibit 4.1 to your Form 8-K/A filed August 10, 2005 and that you have redacted certain information from the Schedule A to such agreement. Please note that Rule 24b-2 under the Exchange Act provides “the exclusive means of requesting confidential treatment of information required to be filed under the [Exchange] Act.” As a result, your redaction of information is inappropriate. Please file the Schedule A unredacted or, otherwise, please submit a confidential treatment request pursuant to Rule 24b-2 in order to seek relief from the disclosure requirements of the Exchange Act. We further note that certain attachments to the securities purchase agreement and escrow agreement have not been filed. Please file all attachments to the agreements.

RESPONSE:

A copy of the executed version of the Securities Purchase Agreement, including Schedule A and the other attachments, have been filed as Exhibit 4.1 to Amendment No. 1. In accordance with Item 601(b)(2), the disclosure letter (Exhibit B to the Securities Purchase Agreement) has not been filed as an attachment because such attachment does not contain information which is material to an investment decision and/or which is not otherwise disclosed. The Schedule A filed includes all information, including the Purchasers’ addresses, the breakdown of the Firm Securities and Excess Securities purchased by each Purchaser and the purchase price paid by each Purchaser, but excludes certain personal information of the Purchasers (such as telephone and fax numbers). In addition, a copy of the executed version of the Escrow Agreement, including all attachments, has been filed as an exhibit to Amendment No. 1.
Schedule 14A filed September 8, 2005
Security Ownership of Certain Beneficial Owners and Management, page 11
10.	COMMENT:

We note differences in the security ownership disclosed in this table and the selling shareholders table to your Form S-3 filed September 8, 2005. Please confirm that such differences are solely attributable to the exclusion of the excess shares and the firm and excess warrants from the calculations for the table in your proxy statement. If not, please advise us of the reason(s) for the differences or, otherwise, reconcile such differences.

RESPONSE:

The selling shareholders table, beginning on page 11 of Amendment No. 1, has been modified to reconcile the numbers to the Security Ownership of Certain Beneficial Owners and Management table in the amended Preliminary Proxy Statement on Schedule 14A filed on September 28, 2005 (the “Amended Proxy”) and to update the share ownership to August 31, 2005. Accordingly, the Company can confirm that, with these modifications, the differences in the security ownership disclosed in the selling shareholders table included in Amendment No. 1 and the ownership table in the Amended Proxy are solely attributable to the exclusion of the Excess Shares and the Firm Warrants and Excess Warrants from the calculations for the table included in the Amended Proxy.
Interests of Certain Persons in the Issuance of the Excess Securities
13.	COMMENT:

The shares disclosed as beneficially owned by Antonio R. Sanchez III and Richard D. Spurr differ from that disclosed in the selling shareholders table to your Form S-3 filed September 8, 2005 and appear to be missing certain calculations. Please reconcile.

RESPONSE:

The selling shareholders table in Amendment No. 1, beginning on page 11 of Amendment No. 1, has been modified to reconcile the numbers to the Interest of Certain Persons in the Issuance of the Excess Securities table in the Amended Proxy and to update share ownership to August 31, 2005. With such modifications, the differences in the number of shares disclosed as beneficially owned by Messrs. Sanchez III and Spurr in the ownership table in the Amended Proxy and the selling shareholders table included in Amendment No. 1 are solely attributable to the exclusion of the Excess Shares and the Firm Warrants and Excess Warrants.

     We hope that the foregoing addresses the Commission’s comments. Please call the undersigned (214.953.6419) or David Emmons (214.953.6414) of this Firm or Ronald Woessner (214-370-2219) of the Company should you have any questions about the foregoing.
Very truly yours,
/s/ Sarah Rechter
Sarah Rechter

cc:	Mark P. Shuman
Barbara C. Jacobs
Daniel Lee
Anne Nguyen
Ronald Woessner
Bradley C. Almond
Tanya Foreman
David Emmons